Exhibit 99.2

Exhibit 99.2

4Q 2014 EARNINGS

CONFERENCE CALL

NYSE: INXN

4	March 2015

© Copyright Interxion Holding N.V., 2015.

1

DISCLAIMER

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and f inancial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward -looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

operating expenses cannot be easily reduced in the short term;

inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements.

All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward -looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. Furthermore, the negotiations for the business combination may not advance, and even if they do, it may not be possible to en ter into definitive documentation on satisfactory terms and close the agreement.

This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.

Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain f igures in this document have been rounded to the nearest whole number.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe f or or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any ju risdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

2

STRATEGIC &

OPERATIONAL HIGHLIGHTS

David Ruberg – Chief Executive Officer

3

FY 2014 PERFORMANCE

Financial Execution

Organic total revenue grew 11% Y/Y

Adjusted EBITDA grew 11% Y/Y

Adjusted EBITDA margin increased despite record capacity additions

Capital expenditure of €216.3 million

Strengthened balance sheet with €157.9 million bond tap

Continued focus on disciplined capital deployment and returns

Operational Execution

Completed expansions in 8 of 11 countries Opened 6 new data centres Established new gateway hub to Africa and Asia in Marseille Added 13,400 sqm of equipped space Installed 11,300 sqm of revenue generating space Utilisation increased to 76% Signed agreement to purchase Vienna campus Started construction of FRA10

Accelerating Growth Supported by Customer Orders

4

Q4 FINANCIAL HIGHLIGHTS

Q4 Revenue €89.9 Million

Grew 15% Y/Y and 4% Q/Q

Q4 Recurring Revenue €83.7 Million

Grew 13% Y/Y and 4% Q/Q 93% of total revenue

Q4 Adjusted EBITDA €38.7 Million

Grew 15% Y/Y and 4% Q/Q

Q4 Adjusted EBITDA margin 43.0%

Revenue

(€ millions) 89.9

86.4	Non-
80.6	83.6 Recurring
78.2	Revenue

Recurring

83.7	Revenue
78.7	80.9
74.4	75.9

4Q13 1Q14 2Q14 3Q14 4Q14

Adjusted EBITDA & Margin

(€ millions) Adjusted

EBITDA

33.8 34.5 35.9 37.3 38.7

4Q13 1Q14 2Q14 3Q14 4Q14

43.2% 42.9% 42.9% 43.1% 43.0% Margin

Strong Fourth Quarter; Accelerating Momentum Throughout the Year

5

Q4 OPERATIONAL HIGHLIGHTS

Equipped Space of 93,500 sqm

Grew 17% Y/Y

4,900 sqm added in quarter

Revenue Generating Space of 71,000 sqm

Grew 19% Y/Y

2,500 sqm installed in quarter

Utilisation rate 76%

Equipped & Revenue Generating Space

(1,000’s sqm)

93.5 Available

86.0 88.6 Equipped

80.1 82.9 Space

Revenue

Generating

Space

59.7 61.4 64.3 68.5 71.0

4Q13 1Q14 2Q14 3Q14 4Q14

75% 74% 75% 77% 76% Utilisation

Disciplined Expansion Supported by Customer Demand

6

EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS

- **Projects opened in Q4:**
  - AMS7: 1,300 sqm
  - FRA8: 1,800 sqm
  - MRS1: 600 sqm
  - VIE2: 1,300 sqm
- **New Data Centre – FRA10:**
  - 4,800 sqm facility built in four phases
  - 10 MW customer available power
  - Phases 1 & 2 available in 1H 2016
- **Customer Available Power:**
  - 99 MW at end of 4Q14
  - Potential of 153MW from current data centres and announced projects

Announced Projects With Target Open Dates after 1 Jan 2014
(See appendix for quarterly schedule)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Scheduled Opening by Phase
				Project	Opened	
Amsterdam	AMS7	Phases 1 – 6 New Build	115	7,400	4,900	1Q14 – 2Q15
Brussels	BRU1	Phase 5 Expansion	2	300	300	1Q14
Frankfurt	FRA8	Phases 1 – 4 New Build	67	3,700	3,700	2Q14 – 4Q14
Frankfurt	FRA9	New Build	13	800	800	1Q14
Frankfurt	FRA10	New Build	92	4,800	0	1H16
Marseille	MRS1	Phases 1 – 2	20	1,400	600	4Q14 – 2Q15
Stockholm	STO2	Phase 2 Expansion	6	500	500	1Q14
Stockholm	STO3	Phase 1 New Build	12	900	900	3Q14
Stockholm	STO4	Phase 1 New Build	15	1,100	0	2Q15
Vienna	VIE2	New Build	42	2,800	1,300	4Q14 – 4Q15

Notes:
As of 4 March 2015.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

interxion 7

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE

Interxion’s Target Segments

Digital Media & Enterprises Financial Platform Providers(1)

CDNs` Services

Managed Service

Providers Network Providers

Dec 2014(2)

10% 9% 11% 26% 32%

Dec 2013(2)

10% 9% 12% 23% 34%

Continued Strong Momentum from Magnetic Cloud Customers

(1)	Selected providers in these segments, plus systems integrators, are deploying cloud platforms.

(2) Percentage of monthly recurring revenue. Remaining Monthly Recurring Revenue (Dec 2014 12%, Dec 2013 12%) allocated to systems integrator, on-line retail, and public customer segments.

8

FINANCIAL HIGHLIGHTS

Josh Joshi – Chief Financial Officer

Q4 2014 RESULTS

€ millions Q4 2013 Q3 2014 Q4 2014 Q4 2014 vs. Q4 2014 vs.

(except per share amounts) Q4 2013 Q3 2014

Recurring revenue 74.4 80.9 83.7 13% 4%

Non -recurring revenue 3.7 5.6 6.2 66% 11%

Revenue 78.2 86.4 89.9 15% 4%

Gross profit 46.8 50.9 53.0 13% 4%

Gross profit margin 59.9% 58.9% 58.9% -100bps -

Adjusted EBITDA(1) 33.8 37.3 38.7 15% 4%

Adjusted EBITDA 43.2% 43.1% 43.0% -20 bps -10bps

margin

Net profit / (loss) 9.8 9.0 7.4 -24% -18%

EPS (diluted) €0.14 €0.13 €0.11 -25% -18%

Adjusted net profit (2) 9.8 8.0 7.2 -26% -10%

Adjusted EPS

(diluted)(2) €0.14 €0.11 € 0.10 -27% -10%

Revenue grew 15% Y/Y and 4% Q/Q

14% Y/Y and 4% Q/Q constant currency

Gross profit margins impacted by expansion drag and revenue mix

Adjusted EBITDA grew 15% Y/Y and 4% Q/Q

Adjusted EBITDA margins firm at 43%

Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs, and income from sub-leases on unused data centre sites.

Adjustments to net profit include refinancing charges, adjustments to onerous leases, Dutch crisis tax, capitalised interest, deferred tax adjustments, transaction costs and the related corporate income tax effect. See appendix for reconciliation.

Q4 2014 REPORTING SEGMENT ANALYSIS

France, Germany, the Netherlands, and UK

54.4% 53.8% 53.4% 53.3% 51.4%

54.9 56.4

50.8 52.2

48.9

26.6 27.3 27.9 29.2 29.0

4Q13 1Q14 2Q14 3Q14 4Q14

Revenue grew 15% Y/Y, 3% Q/Q

Recurring revenue grew 13% Y/Y, 3% Q/Q

Adjusted EBITDA margin impacted by expansion drag Strength in France, Germany and the Netherlands

Rest of Europe

51.1% 52.9% 52.9% 53.1% 53.9%

(€ millions)

31.4 31.6 33.5

29.3 29.8

Revenue

Adjusted

EBITDA 15.8 16.6 16.8 18.1

15.0

Adjusted

EBITDA

margin

4Q13 1Q14 2Q14 3Q14 4Q14

Revenue grew 14% Y/Y, 6% Q/Q

Recurring revenue grew 11% Y/Y, 4% Q/Q Adjusted EBITDA grew 21% Y/Y, 8% Q/Q Strength in Austria, Ireland and Sweden

Strong Revenue Growth in Both Geographic Reporting Segments

Note: Analysis excludes “Corporate & Other” segment.

2014 FY RESULTS

2014

€ millions FY 2013 FY 2014 vs.

(except per share amounts)

2013

Recurring revenue 291.3 319.2 10%

Non -recurring revenue 15.8 21.4 35%

Revenue 307.1 340.6 11%

Gross profit 183.0 201.5 10%

Gross profit margin 59.6% 59.2% -40bps

Adjusted EBITDA(1) 131.8 146.4 11%

Adjusted EBITDA margin 42.9% 43.0% +10bps

Net profit 6.8 35.1 414%

EPS (diluted) 0.10 0.50 410%

Adjusted net profit (2) 29.6 32.5 10%

Adjusted EPS (diluted) (2) 0.43 0.46 9%

11% revenue growth

10% constant currency

Strong non-recurring revenue consistent with record installations

Consistent adjusted EBITDA margin despite record increase in equipped and Revenue Generating Space

Net profit comparisons impacted by one-time debt refinancing costs in 2013

Adjusted net profit up 10% Y/Y

Solid Year of Financial Performance

(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs, and income from sub-leases on unused data centre sites.

(2) Adjustments to net profit include refinancing charges, adjustments to onerous leases, Dutch crisis tax, capitalised interest, deferred tax adjustments, transaction costs and the related corporate income tax effect. See appendix for reconciliation.

OPERATING LEVERAGE DELIVERING PROFITABLE GROWTH

14 new Data Centre’s

~ 39k sqm

7	new Data Centre’s

~ 20k sqm

Adj. EBITDA

margin 38% 40% 42% 43% 43%

% of Revenue

Property 12%

11% 11% 10% 10%

Personnel 18%

17% 17% 17% 17%

Energy 14% 14%

15% 15% 15%

18% 17% 15% 14% 14%

Other

2010 2011 2012 2013 2014

Underlying Operating Leverage Remains Intact

DEMAND DRIVEN CAPITAL EXPENDITURES

Capital Expenditures, including Intangible Assets

(€ millions)

€ 216.3

€ 178.3

€ 162.0

€ 143.4

€ 100.4

2010 2011 2012 2013 2014

By Geography

(€ millions) € 5.6

€ 60.4

€ 150.2

Big 4 ROE Corporate

By Nature

(€ millions) € 14.3 € 3.3

€ 198.7

Expansion/Upgrade Maintenance & Other Intangibles

Disciplined Capital Expenditures Supported by Customer Orders

STRONG BALANCE SHEET

€ millions 31-Dec-14 31-Dec-13

Cash & Cash Equivalents 99.9 45.7

Total Borrowings(1) 560.6 362.7

Shareholders Equity 436.1 387.9

Total Capitalisation 996.7 750.6

Total Borrowings / Total 56.2% 48.3%

Capitalisation

Gross Leverage Ratio(2) 3.8x 2.8x

Net Leverage Ratio(3) 3.2x 2.5x

Strong cash position to support planned expansions

€100 million RCF undrawn

Signed agreement to purchase VIE2

€18.7 million liability for VIE2 financial lease

Blended interest cost 6.1% Significant covenant headroom Q4 2014 LTM Cash ROGIC 11% Bond tap net proceeds €157.9 million

Strong Balance Sheet Provides Financial Flexibility

(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.

(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM

Adjusted EBITDA.

(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash

Equivalents) / LTM Adjusted EBITDA.

DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS

(€millions)

505

Returns

LTM

2014 215 28%

Q4

143 139

(4)

Investments (3) Revenue Gross Profit Maintenance Annual Cash

(66% margin) Capex Return

24 Fully Built-Out (1) Data Centres (2)

Space fully equipped

Some power upgrades yet to come As at 1 January 2013

50,200 sqm of equipped space 83% utilisation 28% annual cash return

Attractive Cash Returns from Fully Built-Out (1) Data Centres

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades can further increase the capacity of a fully built out data centre.

(2) 24 Fully Built-Out Data Centres as at 1 January 2013: AMS1, AMS2, AMS3, AMS4, AMS5, AMS6, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3,

FRA4, FRA5, FRA7, HIL1, LON1, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5 and PAR6.

(3) Represents total investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as at 31 December 2014.

BUSINESS COMMENTARY OUTLOOK &

CONCLUDING REMARKS

David Ruberg – Chief Executive Officer

COLOCATED HYBRID CLOUD

SaaS/IaaS/PaaS Private Cloud

Phase 1 SaaS and IaaS Adoption for Standalone Applications

Phase 2 PaaS Adoption leads to Hybrid Application Restructuring

Phase 3 Business Process Re-design leads to Application Conversion

WE HAVE THE CAPABILITIES TO ENABLE COLOCATED HYBRID CLOUD

Assets

Go-to-market

Product Innovation

Capability

Cloud magnets

Connectivity

Pan-European coverage

Sales & Marketing

Partners

Cloud Connect

Interxion

All key SaaS, PaaS, IaaS providers

500 carriers and 20 internet exchanges

39 data centres in 11 countries

Segment, International & National

SI partner enablement underway

Deployment in key cloud hubs from H1 2015

GUIDANCE FOR 2015

Range

(in € millions)

Revenue €375 – 388

Adjusted EBITDA €162 – 172

Capital €180 – 200

Expenditures

QUESTIONS

& ANSWERS

Amsterdam • Brussels • Copenhagen • Dublin • Dusseldorf • Frankfurt • London • Madrid • Marseille • Paris • Stockholm • Vienna • Zurich

www.interxion.com

APPENDIX

TRACK RECORD OF EXECUTION

6	83.6 86.4 89.9

by Quarter 9 74.4 76.5 78.1 78.2 80.

( Revenue € millions) 54.6 55.6 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.

40.4 42.5 43.7 45.1 47.8 50.4

Y/Y 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14 4Q’14

Growth 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15%

Big 4%(2) 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63%

EBITDA by Quarter 3 38.7

( Adjusted € millions) 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.

19.6 20.8 21.4 22.2 23.3 25.0

14.1 15.7 16.0 16.9 17.4

Adjusted 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14 4Q’14

EBITDA 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43%

Margin(3)

33 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

(1)	CAGR calculated as 4Q14 vs. 1Q09.
(2)	Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3)	Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.

ILLUSTRATIVE ARPU DEVELOPMENT

Customer ARPU Development

Space Installed Power Reservation & Energy Consumption

Data Centre Recurring Revenue

Development

ARPU increases over time as IT workloads increase:

Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases

Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers:

Revenue mix initially tilted toward space

As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue

Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

(1)	Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

HISTORICAL FINANCIAL RESULTS

2012 2013 2014 2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY FY FY

(except as noted)

Recurring revenue 62.3 62.9 65.1 69.0 71.0 72.2 73.7 74.4 75.9 78.7 80.9 83.7 259.2 291.3 319.2

Non-recurring revenue 3.5 5.1 5.3 3.9 3.4 4.3 4.3 3.7 4.7 4.9 5.6 6.2 17.9 15.8 21.4

Total Revenue 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6 83.6 86.4 89.9 277.1 307.1 340.6

Gross Profit 39.3 39.8 41.0 43.9 44.8 45.2 46.2 46.8 48.0 49.6 50.9 53.0 164.0 183.0 201.6

Gross profit margin 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 59.9% 59.6% 59.4% 58.9% 58.9% 59.2% 59.6% 59.2%

Adj EBITDA 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 115.0 131.8 146.4

Adj EBITDA Margin 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 43.2% 42.9% 42.9% 43.1% 43.0% 41.5% 42.9% 43.0%

Net Profit / (loss) 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 31.6 6.8(1) 35.1

CapEx Paid 61.1 42.6 46.5 28.2 32.8 28.8 26.5 55.3 57.0 54.4 57.0 47.8 178.3 143.4 216.3

Expansion/Upgrade 57.8 38.2 42.2 23.4 28.8 27.1 25.0 52.8 52.7 51.0 51.2 43.7 161.5 133.6 198.7

Maintenance & Other 1.9 3.3 1.6 3.6 2.1 1.5 1.0 2.0 3.7 2.6 5.0 2.9 10.5 6.7 14.3

Intangibles 1.4 1.0 2.6 1.2 1.9 0.2 0.5 0.5 0.6 0.8 0.8 1.2 6.3 3.1 3.3

Cash Generated from

Operations 25.4 29.4 24.1 32.9 23.6 24.1 32.0 23.0 34.3 26.9 33.6 40.5 111.7 102.7 135.4

Gross PP&E 730.1 775.9 807.9 856.3 870.0 900.0 933.5 987.2 1,045.4 1,105.8 1,183.1 1,235.6 856.3 987.2 1,235.6

Gross Intangible

Assets 16.9 17.9 21.7 23.1 23.5 23.7 24.3 24.9 25.5 26.5 27.5 28.0 23.1 24.9 28.0

LTM Cash ROGIC 15% 15% 14% 13% 13% 13% 14% 13% 13% 12% 12% 11% 13% 13% 11%

The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

HISTORICAL SEGMENT FINANCIAL RESULTS

2012 2013 2014 2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY FY FY

(except as noted)

BIG 4

Recurring revenue 38.0 38.4 39.8 42.8 44.4 45.2 46.1 46.5 47.6 49.3 51.0 52.7 159.1 182.2 200.6

Non-recurring revenue 2.3 3.9 4.0 2.5 2.1 3.1 2.7 2.4 3.1 2.9 3.9 3.7 12.6 10.3 13.6

Total Revenue 40.3 42.4 43.8 45.3 46.6 48.3 48.8 48.9 50.8 52.2 54.9 56.4 171.8 192.5 214.2

Gross profit margin 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 63.1% 61.8% 61.2% 60.5% 60.1% 61.4% 62.6% 60.9%

Adj EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0 90.1 104.4 113.4

Adj EBITDA margin 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 54.4% 53.8% 53.4% 53.3% 51.4% 52.5% 54.2% 52.9%

REST OF EUROPE

Recurring revenue 24.3 24.4 25.3 26.2 26.5 27.0 27.7 27.9 28.2 29.4 29.9 31.0 100.1 109.1 118.6

Non-recurring revenue 1.2 1.2 1.4 1.4 1.3 1.3 1.6 1.4 1.6 2.0 1.7 2.5 5.2 5.5 7.8

Total Revenue 25.5 25.7 26.6 27.5 27.8 28.3 29.3 29.3 29.8 31.4 31.6 33.5 105.3 114.7 126.4

Gross profit margin 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 62.2% 62.3% 61.5% 62.3% 61.5% 61.2% 62.1%

Adj EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1 55.1 59.1 67.3

Adj EBITDA margin 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 51.1% 52.9% 52.9% 53.1% 53.9% 52.3% 51.5% 53.2%

CORPORATE &

OTHER

Adj EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4) (30.2) (31.6) (34.3)

HISTORICAL OPERATING METRICS

2012 2013 2014

Space figures in square metres(1)

Power in MW(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Equipped Space 64,800 65,300 69,600 74,000 78,100 78,900 79,300 80,100 82,900 86,000 88,600 93,500

Equipped Space added 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100 2,600 4,900

Revenue Generating Space 47,500 48,600 51,200 56,200 57,000 58,200 59,100 59,700 61,400 64,300 68,500 71,000

RGS added 400 1,100 2,600 5,000 800 1,200 900 600 1,700 2,900 4,200 2,500

Utilisation (%)(2) 73% 74% 74% 76% 73% 74% 75% 75% 74% 75% 77% 76%

Customer Available Power 60 62 73 79 79 81 81 82 86 90 96 99

Potential Customer Power 102 104 106 107 108 113 114 127 139 139 145 145

Data Centres in Operation 29 30 32 33 33 34 34 34 36 37 38 40

All figures at the end of the period.

Utilisation as at the relevant date.

SCHEDULED EQUIPPED SPACE ADDITIONS

2012 2013 2014 2015E(2) 2016E(2)

Space figures in square

metres(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1E Q2E Q3E Q4E

BIG 4

France 500 1,500 2,700 600 800

Germany 1,500 600 800 1,800 100 1,800 2,400

Netherlands(3) 1,700 3,700 (200) 1,100 1,000 1,500 1,300 700 1,200

UK 1,100 400 100 100

Subtotal 1,500 500 4,300 3,700 3,500 1,900 2,900 1,700 3,700 700 2,000 2,400

REST OF EUROPE

Austria 400 300 1,300 600 600 300

Belgium 300

Denmark 300 Ireland Spain 200 600

Sweden 500 500 500 900 1,100

Switzerland 600 500 100

Subtotal 500 800 600 800 400 800 800 100 900 1,300 600 1,700 300

Total Additional

Equipped Space 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100 2,600 4,900 1,300 3,700 300 2,400

(1)	Figures rounded to nearest net 100 sqm for each country unless otherwise noted.

(2) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.

(3)	HIL1 space reduced in 1Q13 and 1Q15E.

ADJUSTED NET PROFIT RECONCILIATION

Reconciliation to Adjusted Net Profit

€ in millions (except as noted)	2012				2013				2014				2012	2013	2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4[1]	Q1	Q2	Q3	Q4	FY	FY	FY
Net Profit / (Loss) – as reported	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)**	**9.8**	**10.4**	**8.3**	**9.0**	**7.4**	**31.6**	**6.8**	**35.1**
Add back															
+ Refinancing charges	–	–	–	–	–	–	31.0	–	–	0.6	–	–	–	31.0	0.6
+ M&A transaction costs	–	–	–	–	–	–	–	–	–	–	–	0.3	–	–	0.3
+ Deferred tax asset adjustment	–	–	–	–	–	–	0.6	–	–	–	–	–	–	0.6	–
+ NL Crisis wage tax	–	–	–	1.9	–	–	–	0.4	–	–	–	–	1.9	0.4	–
+ Adjustment to onerous leases	–	–	–	0.8	–	–	–	–	–	–	–	–	0.8	–	–
	–	–	–	2.7	–	–	31.6	0.4	–	0.6	–	0.3	2.7	32.0	0.9
Reverse															
- Adjustment to onerous leases	–	–	–	–	–	–	–	–	–	(0.8)	–	–	–	–	(0.8)
- Interest capitalised	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(0.8)	(1.3)	(0.6)	(9.2)	(1.7)	(3.6)
	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(1.6)	(1.3)	(0.6)	(9.2)	(1.7)	(4.4)
Tax effect of above add backs & reversals	0.6	0.7	0.7	(0.4)	0.2	0.1	(7.7)	–	0.2	0.3	0.3	0.2	1.6	(7.6)	0.9
Adjusted Net Profit	**6.9**	**6.6**	**6.6**	**6.6**	**6.5**	**6.4**	**7.1**	**9.8**	**9.8**	**7.6**	**8.0**	**7.2**	**26.7**	**29.5**	**32.5**
Reported Basic EPS (€)	0.13	0.13	0.13	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.11	0.47	0.10	0.51
Reported Diluted EPS (€)	0.13	0.13	0.12	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.11	0.46	0.10	0.50
Adjusted Basic EPS (€)	0.10	0.10	0.10	0.10	0.10	0.09	0.10	0.14	0.14	0.11	0.12	0.10	0.40	0.43	0.47
Adjusted Diluted EPS (€)	0.10	0.10	0.09	0.10	0.09	0.09	0.10	0.14	0.14	0.11	0.11	0.10	0.39	0.43	0.46

(1) With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect.

interxion

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NON-IFRS RECONCILIATIONS

Reconciliation to

Adjusted EBITDA

2009 2010 2011 2012 2013 2014

€ in millions (except as noted) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Net profit / (loss) 5.9 8.2 1.3 11.0 (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4

Income tax expense /

(benefit) 1.7 0.7 2.3 (5.4) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5

Profit / (loss) before

taxation 7.6 8.9 3.6 5.7 (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8

Net finance expense 1.5 1.0 1.9 1.9 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0

Operating profit 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8

Depreciation, amortisation

and impairments 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3

EBITDA 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2

Share-based payments 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3

Increase/(decrease) in

provision 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0 0.8 (0.8)

for onerous lease contracts

IPO transaction costs 1.7

Abandoned transaction costs 4.8

M&A transaction costs 0.3

Income from sub-leases on (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1)

unused data centre sites

Net insurance compensation (0.3)

benefit

Adjusted EBITDA 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA

2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

BIG 4

Operating profit 16.2 16.0 15.8 15.3 15.9 16.3 16.7 17.6 18.3 18.7 18.4 17.6

Depreciation, amortisation and impairments 5.3 5.8 6.5 8.1 9.1 9.8 9.8 8.7 8.9 9.5 10.5 11.2

EBITDA 21.5 21.8 22.3 23.4 25.0 26.1 26.5 26.3 27.2 28.3 28.9 28.7

Share-based payments 0.2 0.2 0.2 0.2 0.3 0.0 0.2 0.3 0.2 0.5 0.3 0.4

Increase/(decrease) in provision for onerous lease 0.8 (0.8)

contracts

Income from sub -leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1)

Adjusted EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0

ROE

Operating profit 9.7 9.5 9.8 10.0 10.2 10.2 10.2 10.8 11.5 11.8 11.9 12.6

Depreciation, amortisation and impairments 3.6 3.9 3.9 4.3 4.2 4.4 4.6 4.0 4.3 4.5 4.6 5.1

EBITDA 13.3 13.4 13.7 14.3 14.4 14.7 14.8 14.9 15.7 16.3 16.5 17.8

Share-based payments 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.3 0.3 0.3

Adjusted EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1

CORPORATE & OTHER

Operating profit/(loss) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5) (9.4) (9.8) (10.9) (10.4) (11.4)

Depreciation, amortisation and impairments 0.7 0.6 0.6 0.7 0.7 0.7 0.8 0.8 0.8 0.8 0.9 1.0

EBITDA (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6) (8.7) (9.0) (10.0) (9.6) (10.4)

Share-based payments 0.5 0.6 0.9 2.3 0.6 0.7 0.8 0.9 0.4 1.4 0.8 1.7

M&A transaction costs 0.3

Adjusted EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4)

DEFINITIONS

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, M&A transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.

Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit.

Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, transaction costs, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

ARPU: Average revenue per unit

Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate

Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development.

Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.

Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

Customer Available Power: the current installed electrical customer capacity.

Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.

IAAS: Infrastructure as a Service

LTM: Last Twelve Months ended 31 December 2014, unless otherwise noted. MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres

Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-Grew fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.

Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date.

Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fullyutilised due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%.

YTM: Yield to maturity

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